ecoSolutions Intl

295 East Main Street
Suite #1

541.552.9360 [office]
541.552.1090 [fax]

2299 Yan An Road, West
Shanghai Mart, Suite #3B55
Shanghai, 200336 PRC
+86 21.6236.6100 [office]
+86 21.6236.6102 [fax]

360interchange.com • ecosolutionsco.com

June 24, 2008

VIA FAX (202) 772-9202

Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re: ecoSolutions Intl
Form 10 filed on May 7, 2008
File No. 000-53225

Dear Mr. Owings:

By letter dated June 2, 2008 (the "Letter"), the staff (the "Staff") of the Securities and Exchange Commission ("SEC) provided ecoSolutions Intl (the "Company") with comments to the Company's Form 10 Registration Statement filed with the SEC on May 7, 2008 ("Form 10"). The Letter indicated that the Company had 10 business days within which to respond to the comments raised in the letter, or advise the Staff of when it intended to provide a response.

By letter dated June 16, 2008, the Company informed the Staff that a response to the issues raised in the Letter would be provided no later than June 25, 2008. The Company is now writing to advise the Staff that it intends to file an amendment to the Form 10 (in response to the issues raised in the Letter) no later than July 15, 2008.

Sincerely,

Jane Emkes

Jane Emkes
Chief Financial Officer – ecoSolutions Intl

cc: Blair Petrillo